Exhibit 99.8

Ernst & Young LLP Ernst & Young Tower 222 Bay Street, PO Box 251 Toronto, ON M5K 1J7	Tel: +1 416 864 1234 Fax: +1 416 864 1174 ey.com

AUDITORS’ CONSENT

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Dear Sirs/Mesdames:

Re: Algonquin Power & Utilities Corp. (the “Entity”)

We refer to the prospectus supplement dated December 4, 2014 relating to the sale and issue of Common Shares of the above Entity to a short form base shelf prospectus of the Entity dated February 18, 2014 (collectively, the “Prospectus”).

We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated March 14, 2014 to the shareholders of the Entity on the following consolidated financial statements:

•	Consolidated balance sheet as at December 31, 2013

•	Consolidated statements of operations, comprehensive income (loss), equity and cash flows for the year ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Chartered Professional Accountants Licensed Public Accountants

Toronto, Ontario
December 4, 2014